The Fund held its annual meeting of shareholders to April 14, 2010 which was adjourned on April 21,2010. Common shareholders voted as indicated below:

Proposal 1. To consider the Liquidation of the Fund.

   For	       		Against	        Abstain	         Broker Non-votes
   174,748	        4,560,046	122,824	         5,370,343


The proposal to liquidate did not pass.

Proposal 2. Election of Directors
                                       	Affirmative	Withheld Authority
Election of James A. Jacobson -
Class I to serve until 2013
                        	        9,997,574	230,387
Re-election of William B. Ogden, IV -
Class I to serve until 2013	        9,985,543	242,418

Messrs. Paul Belica, Hans E. Kertess, John C. Maney* and Alan Rappaport continue to serve as Directors of the Fund.
_____________________________________
* Interested Director